Exhibit 99.1

SGOCO GROUP, LTD. ANNOUNCES 2011 THIRD QUARTER
FINANCIAL RESULTS

Beijing, China – November 15, 2011 - SGOCO Group, Ltd. (NASDAQ: SGOC), (the “Company” or “SGOCO”), a company focused on building its own brands and retail distribution network in the Chinese flat panel display market, including LCD/LED monitors, TVs, and application specific products, today announced its unaudited operating results for the three month and nine month periods ended September 30, 2011.

Revenue for the third quarter of 2011 was $71.6 million, unchanged from the third quarter of 2010.  In the third quarter of 2011, sales of SGOCO’s own brands represented 67.3% of total revenues, OEM represented 30.6%, and other outsourced items represented 2.1%.

As certain customers worked through excess inventory positions, sales of the Company’s own brands decreased by 1.9% to $48.2 million in the third quarter of 2011 compared to the third quarter of 2010.   To increase factory utilization, the Company increased OEM sales by 7.5% to $21.9 million thereby reducing average fixed costs.

The Company had 755 SGOCO Image partners as of September 30, 2011 compared to 403 partners as of September 30, 2010.

Gross profit for the third quarter of 2011 was $7.9 million, or 11.0% of total revenue, compared to $9.8 million, or 13.6% of total revenue, for the same period of last year.  The company experienced lower margins on both its own brands and OEM products due to increased market competition. Additionally, a shift in the product mix to a higher percentage of lower margin OEM revenues negatively impacted gross margins.

Selling, general and administrative expenses for the third quarter of 2011 were $1.8 million, or 2.5% of total revenue, compared to $0.9 million, or 1.2% of total revenue, in the third quarter of 2010.  The increase was due to both increased selling expenses as well as higher professional service fees such as legal and auditing expenses.

Net income for the third quarter of 2011 was $5.2 million, a decrease of 30.5%, compared to $7.5 million recorded for the same period last year.  Diluted EPS was $0.33 in the third quarter of 2011, compared to $0.79 in the third quarter of 2010.  Diluted EPS for the third quarter of 2011 was calculated based on 16,032,343 weighted average number of ordinary shares compared to 9,527,932 weighted average number of ordinary shares for the third quarter of 2010.

As of September 30, 2011, the Company had cash and restricted cash of $32.5 million compared to $30.0 million as of December 31, 2010.  Working capital also increased to $55.5 million, compared to $38.7 million at the end of 2010.  The current ratio on September 30, 2011 was 1.34 compared to 1.44 on December 31, 2010.

SGOCO Group News Release	Page 2
November 15, 2011

Working Capital
During the first nine months of 2011, the Company saw large increases in notes payable, advances to suppliers and restricted cash.  SGOCO uses notes payable to pay bills and make advances to suppliers.  From December 31, 2010 to September 30, 2011 SGOCO increased its advances to suppliers by $93.5 million.  The increase was a response to a tightening in the panel supply market as well as an expected increase in duties on imported panels. SGOCO believed this action was necessary to meet potential peak season customer demand in the fourth quarter and during the coming Chinese New Year.

The banks guaranteeing the notes payable require a security deposit from SGOCO of restricted cash which continues to earn interest for the Company.  From December 31, 2010 to September 30, 2011, notes payable increased by $41.6 million and restricted cash increased during the same period by $22.3 million for a net increase of $19.3 million.  The Company considers these increases to be in a reasonable range considering the current market conditions.

Warrant Repurchases
In the third quarter, SGOCO repurchased and retired a total of 100,000 of its publicly-traded warrants in a private transaction, for an aggregate purchase price of $40,000 (or $0.40 per warrant).  All of the terms of the remaining 0.6 million publicly-traded warrants remain the same.  Additionally, the Company in private transactions, repurchased and retired a total of 21,332 of the warrants issued to its underwriters in the December 2010 offering for an aggregate purchase price of $10,666 (or $0.50 per warrant).  All of the terms of the remaining 13,571 warrants issued to its underwriters in the December 2010 offering remain the same.  The Company believes that the repurchase and retirement of these warrants benefit shareholders in the long-term as it eliminates the dilution that would have occurred in the event these warrants were exercised.

Subsequent Events
Following the end of the third quarter, the Board of Directors gave the Company unanimous approval to enter into an agreement for the sale of all of the outstanding capital shares of Honesty Group Holdings Limited, which were owned by the company, to an independent third party.  Details of this transaction are disclosed in a separate release issued on November 15, 2011.

 Conference Call
SGOCO’s management will host a conference call at 8:30 am ET on Wednesday, November 16th, 2011 to discuss these results as well as recent corporate developments. After opening remarks, there will be a question and answer period. Listeners may access the call by dialing 1-719-325-4766. A webcast will also be available via www.viavid.net.  A replay of the call will be available through November 30th, 2011 by dialing 1-858-384-5517, access code: 5178784.

About SGOCO Group, Ltd.
SGOCO Group, Ltd. is focused on developing its own brands and distribution in the Chinese flat panel display market.  Our main products are LCD/LED monitors, TVs, and other application specific products.  Our target markets are China’s Tier 3 and Tier 4 cities where we compete by providing high quality products at competitive prices.

SGOCO Group News Release	Page 3
November 15, 2011

For more information about SGOCO, please visit http://www.sgocogroup.com

Safe Harbor and Informational Statement
This press release contains "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical fact, including, without limitation, those with respect to the objectives, plans and strategies of the Company set forth herein and those preceded by or that include the words "believe," "expect," "anticipate," "future," "intend," "plan," "estimate" or similar expressions, are "forward-looking statements". Forward-looking statements in this release include, without limitation, the effectiveness of the Company’s multiple-brand, multiple channel strategy and the reasonableness of the increases in notes payable, advances to suppliers and restricted cash. Although the Company's management believes that such forward-looking statements are reasonable, it cannot guarantee that such expectations are, or will be, correct. These forward-looking statements involve a number of risks and uncertainties, which could cause the Company's future results to differ materially from those anticipated. These forward-looking statements can change as a result of many possible events or factors not all of which are known to the Company, which may include, without limitation, requirements or changes adversely affecting the LCD and LED market in China; fluctuations in customer demand for LCD and LED products generally; our success in promoting our brand of LCD and LED products in China and elsewhere; our success in expanding our “SGOCO Image” model; our success in manufacturing and distributing products under brands licensed from others; management of rapid growth; changes in government policy including policy regarding subsidies for purchase of consumer electronic products and local production of consumer goods in China; the fluctuations in sales of LCD and LED products in China; China’s overall economic conditions and local market economic conditions; our ability to expand through strategic acquisitions and establishment of new locations; changing principles of generally accepted accounting principles; compliance with government regulations; legislation or regulatory environments; geopolitical events and other events and factors described in the “Key Information – Risk Factors" section in the Company's annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 29, 2011. The Company assumes no obligation to update any of the information contained or referenced in this press release.

For investor and media inquiries, please contact:

SGOCO Group, Ltd. (China)	ICR, LLC
Bill Krolicki, VP of Finance	William Zima
Tel: + 86-10-8587-0173	Phone: +86-10-6583-7511
Email: ir@sgoco.com
SGOCO Group Investor Relations Department
US: +1-646-328-2533

(Financial Tables on Following Pages)

SGOCO Group News Release	Page 4
November 15, 2011

SGOCO GROUP, LTD. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
(UNAUDITED)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2011	2010	2011	2010
REVENUES:
Revenues	$71,565,279	$71,747,073	$244,121,724	$121,537,904
Revenues - related parties	-	-	-	12,549,795
Total revenues	71,565,279	71,747,073	244,121,724	134,087,699

COST OF GOODS SOLD:
Cost of goods sold	63,677,293	61,977,836	218,188,315	104,545,293
Cost of goods sold - related parties	-	-	-	10,230,151
Total cost of goods sold	63,677,293	61,977,836	218,188,315	114,775,444
	-	-
GROSS PROFIT	7,887,986	9,769,237	25,933,409	19,312,255

OPERATING EXPENSES:
Selling expenses	647,930	182,922	1,134,426	366,347
General and administrative expenses	1,115,858	679,907	4,027,265	3,034,763
Total operating expenses	1,763,788	862,829	5,161,691	3,401,110
	-	-
INCOME FROM OPERATIONS	6,124,198	8,906,408	20,771,718	15,911,145

OTHER INCOME (EXPENSES):
Interest income	170,397	20,422	231,202	63,184
Interest expense	(564,121)	(267,799)	(1,497,171)	(660,319)
Other expense	(550,810)	(274,813)	(134,857)	(563,901)
Change in fair value of warrant derivative liability	741,641	211,080	873,986	(813,748)
Total other income (expenses), net	(202,893)	(311,110)	(526,840)	(1,974,784)

INCOME BEFORE PROVISION FOR INCOME TAXES	5,921,305	8,595,298	20,244,878	13,936,361

PROVISION FOR INCOME TAXES	683,743	1,064,181	2,726,468	2,021,024
	-
NET INCOME	$5,237,562	$7,531,117	$17,518,410	$11,915,337

EARNINGS PER SHARE:
Basic	$0.33	$0.79	$1.09	$1.29
Diluted	$0.33	$0.79	$1.09	$1.28

WEIGHTED AVERAGE NUMBER OF COMMON SHARES:
Basic	16,032,343	9,527,932	16,077,451	9,260,594
Diluted	16,032,343	9,527,932	16,114,299	9,278,054

SGOCO Group News Release	Page 5
November 15, 2011

SGOCO GROUP, LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
For Q3,2011

	September 30,	December 31
	2011	2010
	(Unaudited)
ASSETS

CURRENT ASSETS
Cash	$3,646,877	$23,493,805
Restricted cash	28,830,550	6,537,086
Accounts receivable, net	56,399,181	55,985,013
Accounts receivable - related parties	-	49,559
Other receivables	773,003	429,864
Inventories	14,233,457	17,291,123
Advances to suppliers	116,846,666	23,312,312
Other current assets	379,443	46,615
Total current assets	221,109,177	127,145,377

PLANT AND EQUIPMENT, NET	16,437,629	16,886,297

OTHER ASSETS
Intangible assets, net	8,791,483	8,589,215
Total other assets	8,791,483	8,589,215

Total assets	$246,338,289	$152,620,889

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable, trade	$38,458,726	$31,958,430
Accrued liabilities	408,285	333,659
Bank overdraft	1,519,837	1,492,226
Notes payable	59,352,650	17,784,899
Short-term loan	50,975,028	26,864,059
Short-term loan - shareholder	-	2,545,439
Other payables	2,224,180	1,755,881
Customer deposits	9,751,286	3,278,269
Taxes payable	2,902,120	2,449,939
Total current liabilities	165,592,112	88,462,801

OTHER LIABILITIES
Warrant derivative liability	144,425	1,530,569
Put option derivative liability	-	2,000,000
Total other liabilities	144,425	3,530,569

Total liabilities	$165,736,537	$91,993,370

COMMITMENT AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Common stock, $0.001 par value, 50,000,000 shares authorized,
17,258,356and 17,428,089 issued and outstanding as of
September 30, 2011 and December 31, 2010	17,258	17,428
Paid-in-capital	24,555,414	24,182,003
Statutory reserves	5,352,481	3,560,838
Retained earnings	44,778,546	29,051,779
Accumulated other comprehensive income	5,898,053	3,815,471
Total shareholders' equity	80,601,752	60,627,519

Total liabilities and shareholders' equity	$246,338,289	$152,620,889

SGOCO Group News Release	Page 6
November 15, 2011

SGOCO GROUP, LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
（UNAUDITED）

	Nine months ended
	September 30,
	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$17,518,410	$11,915,337
Adjustments to reconcile net income to cash provided by
(used in) operating activities:
Depreciation and amortization	1,410,897	721,805
Bad debt provision	77,017	-
Change in fair value of warrant derivative liability	(873,986)	813,748
Change in operating assets and liabilities
Accounts receivables, trade	(491,185)	-
Accounts receivables - related parties	49,559	(29,182,600)
Other receivables	(343,138)	(21,915)
Other receivables - related parties	-	(105,946)
Other Receivable-shareholder		(20,912,054)
Inventories	3,057,666	(4,964,267)
Advances to suppliers	(93,534,354)	8,951,625
Advances to suppliers-related party	-	(262,349)
Other current assets	(332,828)	-
Change in operating liabilities
Accounts payables, trade	6,500,296	31,947,666
Accrued liabilities	74,626	(84,554)
Notes payables	41,567,751	2,566,425
Other payables	468,299	622,750
Other payables - related parties	-	(900,754)
Customer deposits	6,473,017	1,559,863
Customer deposits - related parties	-	(335,970)
Taxes payable	452,181	(2,312,911)
Net cash provided by (used in) operating activities	(17,925,772)	15,899

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of equipments and construction-in-progress	(1,371,515)	(2,577,280)
Purchase of intangible assets	(1,566)	(6,384)
Cash received from legal acquirer	-	5,913
Net cash used in investing activities	(1,373,081)	(2,577,751)

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in restricted cash	(22,293,466)	(603,623)
Bank overdraft	27,611	730,979
Proceeds from government	-	735,500
Proceeds from short-term loan	89,906,005	23,376,595
Payments on short-term loan	(66,550,397)	(20,867,069)
Shareholder contribution	-	366,780
Payments on shareholder loan	(2,545,439)	-
Proceeds from recapitalization	-	5,388,083
Payments of financing costs	-	(766,468)
Payments on repurchase of put option	(2,000,000)	-
Payments on repurchase of warrants	(512,158)	-
Proceeds from share issued for exercise of over allotment related second offering	373,242	-
Net cash provided by (used in) financing activities	(3,594,602)	8,360,777

EFFECT OF EXCHANGE RATE ON CASH	3,046,527	220,850

INCREASE （DECREASE）IN CASH	(19,846,928)	6,019,775

CASH, beginning of year	23,493,805	5,808,013

CASH, end of year	$3,646,877	$11,827,788

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest expenses paid (net of amount capitalized)	$564,121	$660,319
Income taxes paid	$934,554	$1,183,405